Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Kationx Corp.
442 Fourth Ave
Indialantic, FL 32903
kationx.com

Up to $1,069,999.20 in Class B Common Stock at $0.72
Minimum Target Amount: $9,999.36

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Kationx Corp.
Address: 442 Fourth Ave, Indialantic, FL 32903
State of Incorporation: DE
Date Incorporated: May 28, 2019

Terms:

Equity

Offering Minimum: $9,999.36 | 13,888 shares of Class B Common Stock
Offering Maximum: $1,069,999.20 | 1,486,110 shares of Class B Common Stock
Type of Security Offered: Class B Common Stock
Purchase Price of Security Offered: $0.72
Minimum Investment Amount (per investor): $249.12

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary COVID-19 regulatory relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days.

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and February 28, 2021, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Launching without financial statements.

In reliance on this relief, this offering has been launched without the required financial information. The financial information required by this offering that has been omitted is not currently available and will be provided by an amendment to the offering materials;

Once the required financial information has been made available by amendment, each investor should review the complete set of offering materials, including previously omitted financial information, prior to making an investment decision;

Furthermore, no investment commitments will be accepted until after such financial information has been provided.

Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.

Investment Incentives and Bonuses

Time-Based Perks:

Friends and Family Early Birds

Invest within the first 48 hours and receive additional 20% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive additional 15% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 10% bonus shares

Amount-Based Perks:

$500 | Green Sponsor

Invest $500 and receive 5% bonus shares + access to an exclusive investor's only quarterly update.

$1,000 | Blue Sponsor

Invest $1,000 and receive 10% bonus shares.

$2,500 | Benefactor

Invest $2,500, and receive 15% bonus shares.

$5,000 | Green Baron

Invest $5,000 and receive 20% bonus shares + access to yearly investor video conference.

$15,000 | Disruptor

Invest $15,000 and receive 25% bonus shares + a call with the founding team.

All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

Kationx Corp. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $0.72 / share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $72. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Kationx was originally formed in Florida in 2018 and then redomiciled to Delaware 2019. Kationx Corp. develops, manufactures, and sells innovative materials technology to industrial and commercial markets. Kationx products fix difficult problems for its customers, disrupting markets by delivering unprecedented value. Markets are expanding and already include wastewater, HAZMAT handling, janitorial/sanitation, and horizontal directional drilling.

Kationx Corp. sells B2B, and most of its current customers are local government utilities and government contractors. Sales are recurring, and customers typically adopt a second product. Products are sold by the 25-pound/5-gallon bucket, or on multi-bucket pallets.

Kationx products remove hydrogen sulfide and odors from sewers and confined spaces; achieve regulatory compliance for waters discharged from wastewater treatment plants; and improve boring and pulling results for horizontal directional drilling. The company has two new product launches pending, and a pipeline of new products in research, development, testing, and evaluation.

Kationx products provide value by improving operations outcomes while reducing customer risks and costs. The company's technology is counterintuitive, offering a green paradigm shift away from 20th century reactive chemistries that are typically dangerous, toxic, and difficult/complex to handle. Kationx provides simplicity, allowing stretched resources to get more done in a day, with less stress.

Kationx Corp. currently has the following three products on the market.

KCD specializes in F.O.G. (fat, oils and grease) removal. It emulsifies F.O.G. while also achieving some odor reduction in lift stations.

KCD-X is a rugged, reliable all-in-one wastewater collections system treatment that controls/removes Odor, H2S, and FOG with instant results. KCD-X simultaneously treats AIR + WATER phases inside infrastructure, delivering persistence that lasts for

1-2 weeks. The reduction in harmful and noxious gases prevents corrosion, extends the life of equipment, and reduces the need for costly maintenance.

SETTApHY is a powerful, all-natural kationic wastewater flocculant. Once added to water, this attracts and aggregates suspended solids, allowing them to settle out of solution. The powder is extremely easy-to-use, flocculating FOG, biosolids, nitrates, nitrites, phosphates and other organic and inorganic solids within minutes. SETTApHY reduces nitrogen, phosphorus, sulfur and metallic ion loading in wastewater effluent. This cuts down on the potential for algal blooms in runoff and disposal areas.

All of our products are non-toxic, non-corrosive, operator and site safe. 100% GREEN and environmentally friendly.

Competitors and Industry

Kationx focuses on three main markets - wastewater treatment, sewer systems, and horizontal directional drilling.

First, the wastewater treatment market typically consists of polymers and aluminum sulfate, which are more expensive, toxic, and pose environmental risks. These materials often involve complex, expensive dosing equipment and tankage, control systems, electricity, and maintenance (inherently, more operational expenditure). Our product, SETTApHY, is a non-toxic flocculant that improves plant operations and regulatory compliance, while reducing risk and costs.

Second, the market for sewer system treatments include acids, hydroxides, enzymes, and fragrances that are typically toxic, dangerous to handle, and cause dangerous chemical reactions that form dangerous third compounds. These products treat either the water or air but not both. Many of these treatments requires dosing equipment & tankage, related controls, power, and maintenance.
Our product, KCD-X, is a non-toxic scavenger that removes sewer gases, volatile organic componds, odors, and fats, oils & greases, while improving corrosion control. Importantly, it treats both air and water phases inside sewer infrastructure.

Third, horizontal directional drilling relies on bentonite-based muds & additives, which are toxic HAZMATs requiring end-of-job clean-up and disposal; and related HAZMAT removal & disposal fees. Bentonite forms a concrete, and tanks, pumps and drilling equipment must be emptied and cleaned same day. Clothes are permanently stained, with skin and eye damage possible.

Our product, KBM, is a Wyoming DOT-designated SITE SAFE boring mud for horizontal directional drilling. KBM improves pulling success by imparting significant lubricity, which also reduces required hydraulic loading, in turn causing less equipment wear & team while reducing blow-outs and related back-to-surface ruptures. KBM does not crust; the same mud tank can be used for multi-day projects; and cleanups are easier and faster, which means less time on site.

Kationx Corp. competes with several companies mainly on their KCD-X.

EVOQUA. A Siemens spin-off, Evoqua sells an expensive to install & operate hydrogen peroxide system that includes site installation of dosing equipment, electrical controls/power, and tankage plus a long-term service and maintenance contract. Kationx products are compatible and even complementary, though much less costly.

Red Hot Sewer Solvent. Based in Georgia, ABC Compounding Inc. manufactures a highly reactive sodium hydroxide-based product. It's frightening to handle (fuming, hot). Red Hot is widely marketed through distributors that include ProChem and Hawkins. It competes with our KCD-X product.

Thioguard. KCD-X-competitor Thioguard TST is a Pennsylvania company that provides an industrial grade magnesium hydroxide product for lift station cleaning and degreasing. Thiogard has a shelf life limited to several years: as it loses water, it converts to magnesium oxide, which is hazardous. Thioguard's decomposition products can destroy metals and infrastructure surfaces.

FLOMAG. FloMag-H is a magnesium hydroxide slurry, like thioguard (above). This is a division of Martin Marietta and is based in Baltimore. Limitations include periodic agitation while stored, must be stored in a steel container, corrodes aluminum, and must avoid freezing climate conditions.

Aquafix. Desulfanator is an expensive and carcinogenic formulation. It competes with KCD-X.

Bio-Cat. Bio-Cat manufactures enzymes for dissolving grease and sewage solids. Enzymes are sacrificial and quickly disappear from the wastewater. 5-gallon buckets sell for $500 or more. Accompanying enzyme producing bacteria add to Bio-Cat's effectiveness. It competes with our KCD-X product.

Current Stage and Roadmap

Current Stage

Kationx Corp. has an addressable U.S. market that is vast, fragmented, and proving receptive to innovation. Accomplishments already include developing/proving its proprietary technology, winning early adopters, developing value and sales propositions, and branding. Kationx is now focused on growing its customer base, finding new markets for its existing technology, while bringing new solutions to its existing customers. Despite the national lockdown, sales revenue have increased from $78,171 (FY'19) to $126,776.60 (YTD Q1-3 FY'20).

Kationx technology is new and counterintuitive to established practices based on reactive chemisties (acids, bases). This point is best made by in-field demonstrations performed at customer use-points, such as lift stations or inside wastewater treatment plants. Kationx uses inside sales reps who double as tech reps for our distributors. An expanding distributor network is accelerating field testing and on-site customer support.

Company experience is finding that field tests have a new customer close rate of about 75%. However, newer sales have also been achieved through a combination of the company's online and social media presence, combined with carefully targeted, CRM-based outreach campaigns. All of these marketing activities are performed in-house. Kationx appears to have a more sophisticated approach to marketing than do its competitors.

Roadmap

To accelerate the company's growth velocity, Kationx must continue to: (1) expand its distributor network, (2) build strategic and innovative sales and marketing pathways; while (3) launching new products that fit the firm's existing product lines. EXPANDING. This will be achieved by recruiting 4-5 regional sales managers (we have 1 today), and onboarding at least 1 new distributor every quarter. ACCELERATING. In '21, we expect customers and revenues should begin doubling every quarter (up from every half-year since summer '19). NEW PRODUCTS. Kationx has added two products yearly to its technology line, and this pace should continue through '22. New industrial market entries planned include machining, maintenance & repair organizations, and sanitation.

The Team

Officers and Directors

Name: Bill Cox

Bill Cox's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO & Founder
  Dates of Service: March 02, 2018 - Present
  Responsibilities: Involved in all company operations. Mr. Cox currently receives an annual salary of $96,000.00.

- **Position:** Chairman of the Board
  Dates of Service: March 02, 2018 - Present
  Responsibilities: Set policy and govern the company.

Other business experience in the past three years:

- **Employer:** GasProSys
  Title: Principal Consultant
  Dates of Service: June 01, 2010 - Present
  Responsibilities: Energy Technology Consulting

Name: Glenn Jackson

Glenn Jackson's current primary role is with Benteler Steel / Tube Manufacturing Corp. Glenn Jackson currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CFO
  Dates of Service: July 27, 2018 - Present
  Responsibilities: Involved in all aspects of company finances, planning and operations. Mr. Jackson does not take an annual salary.

- **Position:** Director & Board Member
  Dates of Service: July 28, 2018 - Present
  Responsibilities: Corporate Treasurer

Other business experience in the past three years:

- **Employer:** Benteler Steel / Tube Manufacturing Corp
  Title: Senior Group Controller
  Dates of Service: May 01, 2015 - Present
  Responsibilities: Oversees all aspects of financial information

Name: Paul Laura

Paul Laura's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** COO
  Dates of Service: May 01, 2019 - Present
  Responsibilities: Oversees operations. Mr. Laura does not receive salary compensation for this role.

Other business experience in the past three years:

- **Employer:** Indian River Keeper
  Title: Director
  Dates of Service: November 01, 2018 - Present
  Responsibilities: Volunteering to improve environmental quality of the Indian River Lagoon.

Other business experience in the past three years:

- **Employer:** Florida Oceanographic Society
  Title: Senior Advocate
  Dates of Service: November 01, 2018 - Present
  Responsibilities: Volunteers to review and advocate environmental issues in Florida.

Other business experience in the past three years:

- **Employer:** Marine Resources Council of East Florida, Inc.
  Title: Director
  Dates of Service: January 01, 2018 - Present
  Responsibilities: Volunteers to oversee policy and operations of the Council to see the Indian River Lagoon return to its natural state.

Other business experience in the past three years:

- **Employer:** Hutchinson Island Preservation Initiative
  Title: Director
  Dates of Service: February 01, 2019 - Present
  Responsibilities: Preservation of the environment on sensitive Hutchinson Island, FL

Name: Michael Laura

Michael Laura's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** VP Marketing
  Dates of Service: November 07, 2020 - Present
  Responsibilities: Leads marketing, social media, and video production. Mr. Laura receives annual salary compensation of $72,000.00

Other business experience in the past three years:

- **Employer:** Kationx Corp
  Title: Director of E-Commerce
  Dates of Service: May 19, 2019 - November 07, 2020
  Responsibilities: Production of social media and related videos, creation of marketing tools and databases, and improvement of the website to include creation of an on-line store.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B Common Shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Class B Common Shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these

securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with No Voting Rights

The Class B Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Kationx Corp. was formed on March 2, 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Kationx Corp. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Kationx Corp. is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will

succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company owns patents, trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Kationx Corp. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Kationx Corp. could harm our reputation and materially negatively impact our financial condition and business.

Technology Risk

Unforeseen inventions or innovations may render current wastewater technology, infrastructure and engineering state-of-the-art irrelevant or incompatible with emerging capabilities.

Competitor Risk

Competitors may infringe upon Kationx Corp. inventions or introduce unforeseen technologies that reduce the company's competitive advantages.

Force Majeure

The company may encounter manmade or natural disasters that impede or destroy the company's ability to perform any or all of its operations.

Industrial Operations

Kationx products are used in a growing variety of industrial operations and settings, which are inherently dangerous. Handling and moving heavy buckets and pallets are especially dangerous and have inherent risks. Users should always wear proper personal protective equipment when using Kationx products as directed on product labels and other relevant technical information provided by the company.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Cox Family Trust	12,400,902	Class A Common Stock	61.1

The Company's Securities

The Company has authorized Class A Common Stock, Class B Common Stock, Series Seed Preferred Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,486,110 of Class B Common Stock.

Class A Common Stock

The amount of security authorized is 23,000,000 with a total of 20,297,192 outstanding.

Voting Rights

One vote per share.

Material Rights

There are no material rights associated with Class A Common Stock.

Class B Common Stock

The amount of security authorized is 2,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

There are no material rights associated with Class B Common Stock.

Series Seed Preferred Stock

The amount of security authorized is 3,346,720 with a total of 1,892,219 outstanding.

Voting Rights

There are no voting rights associated with Series Seed Preferred Stock.

Material Rights

Preferred Stock shareholders are entitled to convert their shares into Common Stock at the conversion price. In the event of a liquidation, dissolution, or winding up of the company, holders of Preferred Stock are entitled to be paid out before Common Stock shareholders.

See Exhibit A, Restated Certificate of Incorporation, Series Seed Investment Agreement.

Preferred Stock

The amount of security authorized is 1,653,280 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

Preferred Stock shareholders are entitled to convert their shares into Common Stock at the conversion price. In the event of a liquidation, dissolution, or winding up of the company, holders of Preferred Stock are entitled to be paid out before Common Stock shareholders.

What it means to be a minority holder

As a minority holder of Class B Common Shares of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $400,000.00
  Number of Securities Sold: 1,778,568
  Use of proceeds: Company Operations
  Date: August 15, 2020
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Kationx designs, manufactures and sells a new clean/green tech technology that is counterintuitive to conventional 20th century processes and practices. As such, winning early adopters and building objective performance metrics is an inherently slow and arduous challenge. In the company's 3-year existence, it has demonstrated consistent growth with income and customer numbers. In FY'20, with many recurring customers, Kationx products are proven as are its underlying business assumptions.

Income during the FY'18 founding year was $6,740, growing to $78,171 in FY'19 and $126,776 YTD FY'20 (Q1-3). The company has added two products yearly: SETTApHY and KBM in FY'18; KCD and KCD-X in FY'19; with KCD-Z and GasKat currently being launched 3-4Q FY'20.

FY'18 was the year that saw Kationx technology and supply chains created, followed by a new focus on manufacturing, marketing, and sales in FY'19. This expansion in activity was reflected by total expenses of $176,795 FY'18 growing to $842,630 in FY'19. FY'19 expenses included $374,307 in contractor payments as well as $153,968 in legal and professional services costs. Management responded to COVID and the national lockdown by rapidly downsizing Kationx, with FY'20 YTD expenses at $368,638 (end of 3Q). However, sales and marketing efforts have continued, growing from 22 customers at the end of FY'19, to 40 today. A distributor network has been established with 4 onboarded in FY'20.

Historical results and cash flows:

Personnel was the largest expense for Kationx, followed by legal and professional services in FY'19. The company now believes that a core team is sufficient to build a national business. Legal and professional services have included IP work, redomiciling from FL to DE, completing a successful outside funding raise, and consolidating management and ownership of the corporation. Legal expenses are expected to be largely focused on IP going forward.

Most cash has been generated by selling equity: first, to insiders; and then, from a $400K equity raise during COVID (and, after the market crash in early March '20). The company also has received a small SBA EIDL grant, line of credit, and loan from the CEO. Sales are accelerating. Revenues have grown from $6,740 in FY'18, to $78,171 in FY'19, with FY'20 YTD at $126,776 (growing sales, even during the COVID crisis). Management expects this trend to continue because of (1) the company's new and growing distributor network, (2) product presence on/sales via national product lists and on-line company store, (3) growing reputation, (4) expanding product line (more products in the market), and (5) its technology adoption by larger customers and entry into new industrial and commercial markets.

Operating expenses are being carefully managed. Total expenses have been cut from $842,630 FY'19 to $368,638 in FY'20. Product sales have grown inspite of cutting staff and OPEX, and in spite of the national lockdown which saw customers harder to visit, field tests harder to schedule, and their revenue streams impacted by tax revenue losses across the board (and many customers unable to pay their sewer bills). The bottom line is that Kationx will grow because its products fix problems, with recurring sales today proving this.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The company currently has a $15,000 revolving line of credit with Northern Trust, with a total amount currently available of $0. During '20, Kationx received a SBA EIDL small business loan for $21,000 that also included an additional $1,000 grant, for a total of $22,000 received from the SBA. No collateral was required, and payment terms are 30 years at 3.75% interest, with payments of $103.00 monthly beginning in '21. CEO Bill Cox loaned Kationx $254,084.36 after signing the investment agreement with Lakeland Investment Management in November '19. The company's loan agreement with Mr. Cox is for interest-only payments in FY'20, followed by 36 monthly principal + interest payments for FY'21-'23.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

This campaign is not essential to the company's continued growth. Current planning does not anticipate any outside funding. Company operations are currently funded from the cashflow generated by product sales. Resources since fall '19 also include a $256K loan from CEO Bill Cox, and a $21,000 Emergency Disaster loan from SBA during the national COVID pandemic. The company is a SBA registered veteran-owned small business and may pursue government contracts and grants, especially in supporting subcontractor roles that can utilize the company's growing technology capabilities without distracting management.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Management believes that this campaign can further accelerate the company's already established growth. Without this offering, Kationx will continue to grow organically.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we raise our minimum, this will not materially affect company operations. Raising less than the maximum could still improve operations: namely, bringing the current team into full time employment, in turn ramping sales and marketing, and expanding production operations. All of these improvements will be implemented during 1H '21. These improvements can be incremental, and still effective in growing revenues.

How long will you be able to operate the company if you raise your maximum funding goal?

Management expects that reaching the maximum funding goal will provide cash and cash reserves for FY'21-'22 operations, complemented by the company's already growing revenues, which are anticipated to continue. Investor funding could add another 10 or more new customers monthly. Each new customer typically represents recurring sales. A successful funding round likely enables the company to achieve profitability in '21.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Kationx is currently exploring licensing fees paid by licensed manufacturers of the company's technology. To this end, active discussions are underway with one global firm. Other international opportunities like this may exist.

As a SBA-registered and Florida-DMS-certified veteran owned small business (VOSB), Kationx may pursue subcontracting opportunities that could utilize the company's growing technology resources, especially for collecting environmental data in the field.

Management expects revenues from product sales to be the primary income supporting company operations, and product sales will provide funding for future growth.

To bridge operations-to-receivables, Kationx has already begun exploring commercial banking relationships that will include montizing purchase orders and other ways to accelerate cashflow.

Indebtedness

- **Creditor:** U.S. Small Business Administration - EIDL Loan
  Amount Owed: $21,000.00
  Interest Rate: 3.75%
  Maturity Date: May 21, 2050

- **Creditor:** Bank line of credit - Northern Trust
  Amount Owed: $15,000.00
  Interest Rate: 7.0%

- **Creditor:** Cox Family Trust
  Amount Owed: $254,053.84

Interest Rate: 7.0%
Maturity Date: March 01, 2025

Related Party Transactions

- **Name of Entity:** William Cox
  Relationship to Company: Founder, Director, Officer
  Nature / amount of interest in the transaction: Shareholder Loan
  Material Terms: Interest rate: 7% Terms: 2020 interest-only payments 2021+ interest and principal

Valuation

Pre-Money Valuation: $15,976,375.90

Valuation Details:

The company determined its valuation based on an analysis of the following factors including revenue and customer growth, customer scope and organic growth, new product launches and development, expanding markets, and intellectual property. Additional intangible factors driving the company's value include a developing proprietary know-how (art) tied to Kationx's new technology, the disruptive benefits playing out, and the company's first-to-market advantage.

Second-year (FY '19) revenues were $78,171K. YTD FY '20 is already $126,776K (with 4Q remaining). Customers have doubled from 22 FY '19 to 40 at the beginning of 4Q FY '20. All of this had been achieved with a part-time sales team constrained by COVID restrictions related to customer access and traditional face-to-face interactions.

The company's 40 customers are early adopters of a new technology. Customer trends include recurring sales, adoption of a second Kationx product, and growing acceptance with first-tier customers that include major metros and large county utilities. These sales back the company's growth assumptions and have now proven the company's price points and sales strategies.

Company value is directly underpinned by its expanding product line that's grown by 2 new products yearly since inception. Additional new products are queued for launch in '21. Kationx products are also finding uses in new markets, such as HAZMAT response/recovery and hauling/handling, as well as Janitorial/Sanitation services.

Internal resources adding value include a marketing team that has launched a sophisticated web and social media presence, backed by video production. The team has launched an online store that will expand its offerings in '21. A large, relevant, customized, multi-tiered CRM provides a focused sales team reach into our national market.

Company intellectual property includes patents and trademarks pending, as well as ownership of 3 trademarks and our Kationx.com URL. The company has a backlog of intellectual claims and trademarks.

Intangible value includes the company's proprietary know-how and related art about its groundbreaking technology, which delivers ruggedly reliable performance to customers while reducing their costs, risks, and operational complexity.

This is a market that includes 2 million lift stations, 1.3 million miles of sewers (together, KCD product line customers), some 15,000 wastewater treatment plants plus an estimated 100,000 wastewater "package plants." Together, these 3.4 million potential use points for Kationx products - each using a $2,000+ pallet of product/year (2 buckets/month) - represent a total potential national market value of $6.8 billion in annual revenues - again, just in wastewater. Kationx products are already entering other industrial and commercial markets.

As a new clean/green technology that's proving disruptive in a vast market that's proving receptive to change, Kationx believes that its current valuation is fair.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

The company set its valuation internally, without a formal third-party independent valuation.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.36 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Working Capital*
  96.5%
  Support growing company operations and consolidate for economies of scale.

If we raise the over allotment amount of $1,069,999.20, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  16.5%
  Proceeds will be used for Advertising on multiple social media platforms and

google. Raise SEO.

- *Research & Development*
  10.0%
  Field Testing and new product development.

- *Company Employment*
  25.0%
  Need to add staff to maintain our growth velocity while expanding operations. Across the board in company staff.

- *Operations*
  20.0%
  Manufacturing and any other related activities.

- *Working Capital*
  15.0%
  Support growing company operations and consolidate for economies of scale.

- *Inventory*
  10.0%
  Costs of goods sold and supply chain.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than June 27 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at kationx.com (kationx.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/kationx

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Kationx Corp.

[See attached]

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



This offering is not live or open to the public at this moment.

Kationx




⊘ Website   📍 Indialantic, FL   CLEAN TECHNOLOGY

Kationx products fix problems for an expanding range of industrial and commercial markets. We are a fast-growing, materials sciences company that develops, manufactures, and distributes our own proprietary, environmentally safe, cleantech products for customers including the wastewater treatment and horizontal directional drilling industries. Kationx improves the environment and regulatory compliance while working to reduce costs and risks.

$0.00 raised ⓘ

0 Investors	**$16M** Valuation
$0.72 Price per Share	**$249.12** Min. Investment
Common Shares Offered	**Equity** Offering Type
$1.07M Offering Max	**Reg CF** Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview   Team   Terms   Updates   Comments   ♡ Follow

Reasons to Invest

- 34 billion gallons of sewage are treated every day through aging infrastructure. We believe this is a vast, fragmented, expanding, largely invisible market of government and commercial utilities that are crucial to our lives

- Kationx has commercialized three products that efficiently separate waste sludge from water, improving water quality before it re-enters the environment

- Invest in a tangible, recurring revenue, sustainable, ruggedly reliable, environmentally friendly technology that cleans and preserves our precious

natural water resources

Kationx fixes wastewater problems

Kationx products fix common problems plaguing wastewater utilities. Kationx technology makes sewage treatment faster, cleaner, simpler, and easier while reducing costs, environmental, and human risk. Untreated sewage accumulates in the environment, poisoning our world. Kationx's flexible, scalable, simple, and reliably adaptable technology creates a paradigm shift in the wastewater industry.


KCD-X
Kationx
We heal the earth
faster
cleaner
easier
cheaper
safer





THE PROBLEM ─────────────────────────────

H$_2$S is an invisible, dangerous problem

Hydrogen sulfide is a toxic, corrosive, destructive gas that's present in many sewer systems. Left unchecked, it can destroy infrastructure while posing a lethal threat to the community, and to our environment. Kationx KCD-X removes H$_2$S (Hydrogen Sulfide). For our customers, we believe Kationx delivers unprecedented performance as a persistent scavenger that efficiently, persistently removes - in BOTH air + water phases - H$_2$S and other sewer gases and odors.

H$_2$S and related gases in turn form acids and other harmful by-products. This toxic chemical soup destroys infrastructure, upsets sewage treatment, and ultimately pollutes our natural environment. H$_2$S kills flora, fauna, and sometimes, people.

There is a global sewage crisis.



According to the EPA, there are up to **240,000** main breaks per year, dumping **BILLIONS** of gallons of *untreated, toxic raw sewage* into our local surface waters.

Additionally, around *80% of all wastewater* is discharged into the world's waterways



creating health, environmental & climate-related hazards



(Source)

Our sewage infrastructure is corroded and antiquated.


1
Flushing your toilet at home, 3x per day
All waste drained from commercial buildings
2
Moves through corroded pipe at risk of breaking.
3
Solids are separated from liquids resulting in Sludge & Wastewater.
4
Dried sludge is taken to landfill...
5
Wastewater continues to be treated by...
Trickling
Aeration
Clarification
UV Disinfection
START HERE
The major aim of wastewater treatment is to remove as much sludge/solids as possible before the remaining wastewater is released back to the environment.
6
After all of this, wastewater is still loaded with nutrients and H_2S (Hydrogen Sulfide).
Oxygen Levels
Low
High
7
High nutrient levels cause toxic green algae blooms.
8
"Beaches Closed for Swimming"
80% of Americans are served by these Municipal Water Treatment Plants (260+ Million People)

Start

1 flushing your toilet at home, 3x per day
all waste drained from commercial buildings

2 goes through corroded pipe that leaks

3 solids are separated from liquids creating
sludge and ***water***

4 dried sludge is taken to landfill

5 wastewater continues to be treated by:
uv disinfection, clarification, aeration, trickling

6 discharged wastewater still loaded with nutrients

7 high nutrient levels causes toxic algae blooms

8 "beaches closed for swimming"

THE SOLUTION

Kationx innovatively uses physics to fix it

Combining physics, geology, and chemistry: Kationx develops products that

Combining physics, geology, and chemistry, Kationx develops products that efficiently separate sludge from water, improving water quality before it re-enters the environment. Our products are simple to use, reliable, rugged, flexible, operator, and system safe, and more importantly, safe for the environment. Our customers achieve cleaner water at lower costs with less risk, preserving their inherently limited resources.



KCD　　**KCD-X**　　**SETTApHY**



Polymer *(yours)* VS. SETTApHY *(ours)*

Innovative Leading-Edge Products

	F.O.G. (Fats, oils & greases)	Sewer Gases	Settability
KCD	✓		
KCD-X	✓	✓	
SETTApHY			✓

34 billion gallons of sewage, in need of innovative treatment

There are 1.3 million miles of sewage lines in the U.S. alone, with 2 million lift stations together feeding 14,748 wastewater treatment plants. 34 billion gallons of sewage are treated every day, with much of this treatment inadequate. By 2030, it is projected that a total of 15,618 wastewater treatment facilities will serve a future population of 284.2 million people, or 79 percent of the U.S. population. As sewage systems permeate through every American's life, we see a large market need and opportunity for our innovative wastewater treatment products.





1.3 M	14,748	34 B
miles of sewage	wastewater treatment plants	gallons of sewage

By 2030



will serve

15,618	284.2 M	79%

wastewater treatment plants

people in the U.S.

of the U.S. population

(Source 1 and Source 2)

OUR TRACTION

Kationx is poised for rapid sales growth

Kationx is experiencing growth, with sales doubling every half-year since 2019. The company's product line has consistently expanded from 2 in 2018, to 4 in 2019 with several currently in development in 2020. Active customers have also doubled from the first to the second half of 2020 and our annual revenues have doubled from 2019 to 2020. The company's products fix problems that we have seen to be difficult to address. We believe Kationx's value and sales propositions are competitive and proving to be disruptive as our customers' risks and costs are reduced, with paralleling improvements achieved in safety, performance, and compliance.



2018
- proved tech and intellectual property
- put supply chain together
- implemented manufacturing systems

2019
- filed first patent applications
- launched our first sales

2020
- expanded product lines
- achieved growth

achieved growth
first round of federal sales

2021 anticipated: four distributors in place as we turn to a sales-led company

Now with with four products in place, and two more launching in 2021, management's focus is on sales and supporting marketing activities. The company plans to allocate its resources accordingly. Our key growth corridors are the Eastern U.S. and Gulf Coasts.

- Sales & Operations
- Headquarters
- Manufacturing
- Distribution
- Regional sales

WHAT WE DO

Treating critical wastewater problems

Kationx provides simple, ruggedly reliable, cleantech solutions that treat difficult problems that naturally occur in wastewater. We solve problems (not just treat the symptoms). Our name, Kationx, is a play on "cationic" chemistry, as our tech is positively charged. Kationx products combine with negative materials and remove these as a danger.



KCD™

F.O.G. Removal & Conditioner

KCD effectively removes common lift station issues. It is our flagship product Line for Wastewater Collections (sewer systems).







KCD-X™

Premium 6-in-1 Lift Station Treatment



KCD-X is the only complete lift station maintenance product that effectively treats many common lift station issues. Treats odor, H2S, VOCs, and controls corrosion.



Reducing Hydrogen Sulfide (H$_2$S) with Catonic Technologies

90 PPM

12 PPM

0.1 PPM

Hydrogen Sulfide Levels in PPM (mg/liter)

Initial Level of H$_2$S   Result After 3 days   Result After 8 days





SETTApHY™

Non-Toxic Flocculant

SETTApHY™: An unusually effective wastewater treatment flocculant that is Non-Toxic and Eco-Safe.





KBM™

High Performance HDD Mud

KBM is a safe and effective bentonite alternative. KBM Provides higher success rates and improved performance for horizontal directional drilling projects.



Powerful Value Proposition. Simple Sales Proposition

Kationx utilizes a sophisticated blend of in-house, outside, and online sales complemented by an expanding distributor network to sell products by buckets or pallets. Through our e-commerce line, we process purchase orders and credit cards. With pallet sales averaging $2,000 per transaction, Kationx enjoys routine recurring multi-pallet sales to its customers.



Two-Part Sales Plan



e-commerce
online sales



external distributor



avg. pallet cost: **$2,000**

recurring sales: **frequent**

# of pallets/order: **multiple**

HOW WE ARE DIFFERENT

Faster, easier, safer, greener, and more versatile than legacy 20th-century practices

Kationx offers simple procurement terms and products that do not damage infrastructure and are fast, simple, and easy to use. Our products are skin and eye-safe, site and eco-safe, do not produce harmful fumes, and require no prep, mixing, or measuring.

Competitive Landscape

	Kationx	Polymers	Acid/Base
H_2S Sewer Gas	↓	↑	↑
Operator Safety	↑	↓	↓
Enviro Friendly	↑	↓	↓
Made in USA	✓	?	?
Cost	↓	↑	↑
OPEX Savings	↑	↑	↑
Flocculation Rts.	↑↑	↑	N/A
Reg. Compliance	↑	↓	↓

Kationx product solutions finish the job quickly, avoiding complexity, reducing risk and costs, while improving performance and compliance outcomes.

THE VISION

Innovative, sustainable solutions for the wastewater industry and beyond

Kationx is a new innovative clean-tech company offering environmentally friendly

solutions to the wastewater industry. We aim for a national presence by 2023, with brand recognition in the wastewater market. By 2025, we hope to occupy a strong presence within the U.S. wastewater market, while also expanding to new markets, and securing relationships that gain a global presence.



2023 ○ anticipated: national presence

2025 ○ anticipated: occupy 1–3% of entire U.S. sewage and wastewater market
   ○ anticipated: expand to new markets
   ○ anticipated: secure relationships for global presence

OUR LEADERSHIP

A team of entrepreneurs and experts in energy & technology development

Our core team is led by seasoned executives, each with decades of experience, across sectors including energy, materials, and technology sectors.

Bill Cox, the CEO, is the first and principal investor. He co-invented Kationx technologies and is our lead salesman, with experience as a serial entrepreneur in the chemical and energy sectors. He is a retired U.S. military officer and contributes to various community volunteer boards.

contributes to various community volunteer boards.

Paul Laura, COO, is a retired chemical industry executive, boasting significant experience in technology and business development, and leading international business units. He also serves on multiple environmental and community volunteer boards.

Glenn Jackson, CFO has held past CEO, CFO, and controller positions in both public and privately held companies. Glenn provides financial support and acumen that should prove critical for growing Kationx into an international materials technology corporation.


Bill Cox
Chief Executive Officer


Paul Laura
Chief Operations Officer


Glenn Jackson
Cheif Financial Officer

Our team takes Kationx from concept seamlessly to steady revenue growth. We're committed to accelerating growth by scaling up product manufacturing, marketing, and sales for our product lines of paradigm-shifting technologies.



Actually improving our most precious, essential, natural resource

Kationx has experienced growing market demand by early adopters. We believe these revenues and customers indicate tremendous potential growth. This is in a stale, archaic, yet massive market that we have seen is in need of - and proving receptive to - change and innovation. We believe Kationx delivers a powerful value proposition with a simple sales pitch: we fix our customers' problems across a growing range of industrial and commercial markets.

As a Kationx Investor, you have the opportunity to become a part of our exciting story and become an owner of our pioneering clean technology. You enable disruption of legacy practices that we have seen harm our environment and destroy our infrastructure. Help drive change in useful, tangible, and practical ways across multiple industries and markets.

Kationx - we heal the earth.



Meet Our Team



Bill Cox

CEO, Founder, & Chairman

Mr. Cox discovered the cationic technology incorporated into the unique, proprietary, and disruptive performance that define Kationx products; and, he is the company's principal investor. Mr. Cox's career has spanned the energy, chemicals and aerospace sectors. This experience includes oil & gas drilling and production operations; process engineering design, equipment prototyping and manufacturing; process plant and aerospace business turn-arounds.

He has successfully listed a company, and he's successfully launched/exited a number of start-ups. Mr. Cox has twice attempted a PhD: in Geobiology (GWU) and Geology (University of Bucharest), though he does have a Master's earned at University of Texas at Austin ('84) addressing remote sensing applications for exploration geology.

Mr. Cox is an active community volunteer. He currently serves on the Board at Marine Resources Council of East Florida, Inc. (a citizen-science NGO), with past service on other boards and commissions. He is a retired U.S. Navy reserve officer with 25 years of honorable service.





Paul Laura
COO

Chief Operating Officer, Mr. Paul E. Laura has considerable executive, technical, marketing, sales and business development experience in the domestic and



Glenn Jackson
CFO

Mr. Jackson serves as Chief Financial Officer of Kationx. Jackson holds an accounting degree and MBA from the University of Memphis.



Michael Laura
VP of Marketing

Michael is a determined and passionate director who has previous startup knowledge by launching a production company in New York.

experience in the domestic and international markets. He has a 35 year career including 12 years on assignments overseas with Lubrizol (subsidiary of Berkshire Hathaway) and Witco Corp.

Under his leadership during an 8 year overseas assignment, Lubrizol received an award for UK exports. He also received on behalf of Witco Corp an award from El Paso Industries for the technical assistance provided for their high pressure polyethylene process extending the life of their compressors which operated at 40K psi. As VP of Operations, Master Chemical achieved a significant milestone where 30% of their total sales were represented by new products providing significant profitability improvement.

Currently, Mr. Laura contributes a significant amount of his time to Florida environmental causes and is a board member of Indian Riverkeeper, Hutchinson Island Preservation Initiative and Marine Resources Council. In the past, he has also participated on projects with the Smithsonian at their marine station on Hutchinson Island, Florida. Currently, he assisting in a phytoplankton study of the Indian River Lagoon as part of a University of Florida Extension project.

Mr. Laura has an undergraduate degree in science (BS) from St. John's University, New York, New York and a graduate degree in Science (MS) from University of Florida, Gainesville, Florida.



University of Memphis.

He has served in accounting and management positions for nearly thirty years, including CEO and CFO of public and private positions and large company controller positions.



company in New York. Afterward, for the past 8 years, Michael has traveled and worked independently by building his client base in multiple markets with his production and marketing skills. His work has been published in magazines, art shows, and digitally displayed at the Louvre in Paris, France.

Since joining Kationx, Michael has helped bring the company into the 21st century with his team by creating new content, branding and social media marketing. Michael graduated from Savannah College of Art and Design, building his team with alumni who also share the same high standard in design, animation, marketing and production that will set Kationx apart from the competition.



Offering Summary

Company : Kationx Corp.

Corporate Address : 442 Fourth Ave, Indialantic, FL 32903

Offering Minimum : $9,999.36

Offering Maximum : $1,069,999.20

Minimum Investment Amount (per investor) : $249.12

Terms

Offering Type : Equity

Security Name : Class B Common Share

Minimum Number of Shares Offered : 13,888

Maximum Number of Shares Offered : 1,486,110

Price per Share : $0.72

Pre-Money Valuation : $15,976,375.90

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary COVID-19 regulatory relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days.

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and February 28, 2021, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Launching without financial statements.

In reliance on this relief, this offering has been launched without the required financial information. The financial information required by this offering that has been omitted is not currently available and will be provided by an amendment to the offering materials;

Once the required financial information has been made available by amendment, each investor should review the complete set of offering materials, including previously omitted financial information, prior to making an investment decision;

Furthermore, no investment commitments will be accepted until after such financial information has been provided.

Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.

Investment Incentives and Bonuses

Time-Based Perks:

Friends and Family Early Birds

Invest within the first 48 hours and receive additional 20% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive additional 15% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 10% bonus shares

**Amount-Based Perks:**

$500 | Green Sponsor

Invest $500 and receive 5% bonus shares + access to an exclusive investor's only quarterly update.

$1,000 | Blue Sponsor

Invest $1,000 and receive 10% bonus shares.

$2,500 | Benefactor

Invest $2,500, and receive 15% bonus shares.

$5,000 | Green Baron

Invest $5,000 and receive 20% bonus shares + access to yearly investor video conference.

$15,000 | Disruptor

Invest $15,000 and receive 25% bonus shares + a call with the founding team.

*All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

Kationx Corp. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $0.72 / share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $72. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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©2020 All Rights Reserved

   

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here.

on FINRA's BrokerCheck here.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Main Video

VO: There is a global sewage crisis. According to the EPA, up to 240,000 main breaks take place every year, dumping billions of gallons of untreated, toxic raw sewage within our local surface waters including oceans, bays, estuaries, rivers, lakes, and streams.

VO: Our national Sewer Systems & Wastewater Treatment Facilities are remnants of our country's early infrastructure and technologies. Many can no longer withstand the nutrient-dense volumes of wastewater produced. Aging infrastructure is also plagued with corroded pipes, clogs, breaks, leaks, & overflows, as many of these systems are well over 70-100 years old.

VO: Society currently combats these major issues with less than desirable solutions. Dangerous and deadly chemicals, often highly potent, corrosive acids and polymers. None of these solutions is proven completely effective, and worse yet, have far greater side effects such as amplified damage to infrastructure, rapid destruction of the environment, toxic poisoning of ecology, marine life and our natural water systems.

VO: Our products fix these problems on demand, with immediate, fast and observable results. Kationx unique formulas are different in highly impactful ways. They are simple & easy to use, reliable, and consistent. Most importantly, they are operator-safe, system safe, environmentally safe, and 100% green and non-toxic.

VO: The sewage industry has remained invisible for a long time. Modern science and observation have revealed the detrimental importance of finding a long-term solution to the sewage crisis. We truly believe our technology provides a modular, scalable solution for the survival of our infrastructure and environment.

VO: We believe your investment will provide us with the ability to grow and scale. It will help us manufacture to meet the demands of the global market while increasing advertising and expanding awareness. Field testing and new lab work will yield product development while securing staff and expanding operations. Help us heal the earth and build a cleaner future for generations to come. Kationx.

END

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 07:39 PM 11/20/2020
FILED 07:39 PM 11/20/2020
SR 20208463021 - File Number 7432316

CERTIFICATE OF AMENDMENT
TO
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
FOR
KATIONX CORP.,
a Delaware corporation

The undersigned, William J. Cox, hereby certifies as follows:

1.   He is the duly elected, qualified and acting Chief Executive Officer of Kationx Corp., a corporation organized and existing under the General Corporation Law of the State of Delaware (the **"Corporation"**).

2.   The first paragraph of Article V of the Amended and Restated Certificate of Incorporation of this Corporation is hereby amended to read as follows:

> "The total number of shares of all classes of stock that the Corporation has authority to issue is 30,000,000, consisting of (a) 25,000,000 shares of Common Stock, $0.0001 per share, of which 23,000,000 shares are designated as *"Class A Common Stock"*, and 2,000,000 shares are designated as *"Class B Common Stock,"* and (b) 5,000,000 shares of Preferred Stock, $0.0001 per share. The Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein. As of the effective date of this Restated Certificate, 3,346,720 shares of the Preferred Stock of the Corporation are hereby designated *"Series Seed Preferred Stock"*."

3.   Article V, Section A.2. of the Amended and Restated Certificate, is hereby amended to read as follows:

> **"Voting**. The holders of Class A Common Stock are entitled to one vote for each share of Class A Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). Unless required by law, there shall be no cumulative voting. The number of authorized shares of Class A Common Stock or Class B Common Stock, may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Restated Certificate) the affirmative vote of the holders of shares of Class A Common Stock of the Corporation representing a majority of the votes represented by all outstanding shares of Class A Common Stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law."

4.   The following is hereby added as Article V, Section A.3 of the Amended and Restated Certificate of Incorporation:

> **"3.   Conversion of Class B Common Stock**. The Board of Directors, may in its sole discretion, and at any time, cause the Class B Non Common Stock to be converted into shares of Class A Common Stock, on a one-for-one basis."

5.   Article VII of the Amended and Restated Certificate of Incorporation is hereby deleted in its entirety.

6.   The amendment set forth herein shall become effective immediately upon the filing of this Certificate of Amendment.

7. The amendment set forth herein has been duly approved and adopted by the Board of Directors of this Corporation.

8. The necessary number of issued and outstanding shares of capital stock of the Corporation required by statute was voted in favor of the amendment.

9. Such amendment was duly adopted in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, Kationx Corp., has caused this certificate to be signed by William J. Cox, its Chief Executive Officer, this 19th day of November 2020.

By: _____
William J. Cox, Chief Executive Officer